Exhibit 3.9

MD&A and

Consolidated Financial Statements

for the year ended September 24, 2016

TABLE OF CONTENTS

Page

Overview	3
Goal, mission and strategy	3
Key performance indicators	4
Key achievements in fiscal 2016	4
Selected annual information	6
Outlook	7
Operating results	8
Quarterly highlights	9
Cash position	11
Financial position	11
Sources of financing	14
Contractual obligations	14
Related party transactions	14
Fourth quarter	15
Derivative financial instruments	16
New accounting policies	16
Forward-looking information	17
Non-IFRS measurements	17
Controls and procedures	17
Significant judgements and estimates	18
Risk management	19
Management’s responsibility for financial reporting	28
Independent auditors’ report	29
Annual consolidated financial statements	31

The following Management’s Discussion and Analysis sets out the financial position and consolidated results of METRO INC. for the fiscal year ended September 24, 2016, and should be read in conjunction with the annual consolidated financial statements and the accompanying notes as at September 24, 2016. This report is based upon information as at November 25, 2016 unless otherwise indicated. Additional information, including the Annual Information Form and Certification Letters for fiscal 2016, is available on the SEDAR website at www.sedar.com.

OVERVIEW

The Corporation is a leader in food and pharmaceutical industry in Québec and Ontario.

The Corporation, as a retailer or a distributor, operates under different grocery banners in the traditional supermarket and discount segments. For those consumers wanting service, variety, freshness and quality, we operate 338 supermarkets under the Metro and Metro Plus banners. The 218 discount stores operating under the Super C and Food Basics banners offer products at low prices to consumers who are both cost-and quality-conscious. The Adonis banner, which currently has 11 stores, is specialized in perishables and Mediterranean and Middle-Eastern products. The majority of these stores are owned by the Corporation or by structured entities and their financial statements are consolidated with those of the Corporation. Independent owners bound to the Corporation by leases or affiliation agreements operate a large number of Metro and Metro Plus stores. Supplying these stores contributes to our sales. The Corporation also acts as a distributor by providing neighbourhood grocery stores with banners that reflect their environment and customer base. Their purchases are included in the Corporation’s sales. The Corporation also operates Première Moisson, a company specialized in bakery, pastry, charcutery and other food offerings prepared on an artisanal basis and respectful of great traditions. Première Moisson sells its products to the Corporation’s stores, to restaurant and distribution chains as well as directly to consumers in its 25 shops.

The Corporation also acts as franchisor and distributor for 184 franchised Brunet Plus, Brunet, Brunet Clinique, and Clini Plus drugstores, owned by independent pharmacists. The Corporation also operates 74 drugstores under Metro Pharmacy and Drug Basics banners and their sales are included in the Corporation’s sales. Our sales also include the supply of non-franchised drugstores and various health centres.

GOAL, MISSION AND STRATEGY

The Corporation’s goal is to provide the best customer experience in each of our banners.

Our mission is to exceed our customers’ expectations day in and day out to earn their long-term loyalty.

The four pillars of our business strategy are : customer focus, best team, execution and efficiency.

We put the customer at the heart of every decision. In our supermarkets and our discount stores, friendly service, a pleasant and efficient shopping experience, quality products and competitive prices are our priorities.

The best team consists of leaders who put the Corporation’s interests first. Employee growth and leadership development and succession planning ensure its continued strength.

Execution and efficiency means high operating standards across the board, a results-driven corporate culture, engaging all employees and monitoring performance so as to react swiftly.

Our business strategy is founded on corporate responsibility. The fundamental purpose of our actions is to ensure profitable growth for all: employees, shareholders, business partners and the communities that we serve.

(1)	See table on “Net earnings adjustments” and section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

KEY PERFORMANCE INDICATORS

We evaluate the Corporation’s overall performance using the following principal indicators:

•	sales:

•	Same-store sales growth;

•	dollar value of the average basket (average customer transaction) and number of transactions;

•	average weekly sales;

•	average weekly sales per square foot;

•	percentage of sales represented by customers who are loyalty program members;

•	market share;

•	customer satisfaction;

•	gross margins percentage;

•	sales per hour worked by store to assess productivity;

•	operating income before depreciation and amortization and associate’s earnings as a percentage of sales;

•	net earnings as a percentage of sales;

•	net earnings per share growth;

•	return on equity;

•	retail network investments:

•	dollar value and nature of store investments;

•	number of stores;

•	average store square footage;

•	network’s total square footage.

KEY ACHIEVEMENTS IN FISCAL 2016

Our sales in 2016 rose 4.6% over those for 2015. Our customer-first strategies and our investments in our retail network enabled us to increase our sales in a very competitive market. Net earnings increased by 12.9% and fully diluted net earnings per share by 18.9% over those for 2015. This performance is due to higher sales volume and discipline in all our operations. We realized several projects over the fiscal year, including the following major ones:

•	Along with our retailers, we opened 8 new stores and carried out major expansions and renovations of 43 stores for a gross expansion of 428,300 square feet and a net increase of 135,100 square feet or 0.7% of our retail network.

•	In the fall of 2015, we launched the Québec Metro banner’s My kind of savings program. The program is designed to help our customers discover weekly deals, locked down low prices and new products in order to enjoy the full value of shopping at Metro.

•	Super C continued its growth, adding new stores and delivering on its Zero Compromise advertising campaign promises to customers that products are always fresh, always in stock and always at great prices.

•	In Ontario, an environment that remains highly competitive, Food Basics and Metro positioned themselves favourably through their ever innovative response to consumer expectations.

•	We developed and implemented an easy-to-use customized digital e-commerce platform that was tested over the summer by employees and rolled out on October 25, 2016, to two stores in the Montréal area and one in Laval.

•	The metro&moi program was rated tops with consumers in the grocery category by the Bond Loyalty Report.

•	Our Just for Me project won two Boomerang contest prizes. Boomerang prizes reward excellence in digital platform innovations.

•	Our local purchasing program established in Québec in 2013 continue to grow in 2016 with 133 suppliers now active. In June 2016, Metro launched the program in Ontario for agri-food products so that it now has a formal process in both of the provinces where it operates.

(1)	See table on “Net earnings adjustments” and section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

•	In 2016, we released our Corporate Responsibility Report which marks the end of our first road map launched in 2010 and presents the results we achieved in fiscal 2015. These results include surpassing our targets of a 25% reduction in our landfilled waste as compared to 2010 and a 10% reduction in our energy consumption as compared to 2010. We also unveiled our new 2016-2020 Corporate Responsibility Plan.

•	We launched the One More Bite program. Thanks to this program, food that would otherwise have been thrown out or composted is now being recovered by regional food bank outlets in Québec and various community organizations in Ontario. Unsold products are saved and then redistributed to local organizations, who cook the products and then offer meals to those in need. All in all, there are 103 participating stores in the two provinces.

•	Metro private labels, which grew by 320 new products, continue to stand out for product quality and originality, winning numerous prizes again this year, including PAC Global Leadership Awards, Vertex Awards and Design Gallery Awards.

•	The Richelieu banner celebrated its 75th anniversary and revamped its look with a modern logo and updated store concept. This new retail signature makes our Marché Richelieu Prêt pour l’avenir.

•	Brunet launched its Active Health Challenge interactive tool that helps users develop an active lifestyle with mind and body wellness tips. Brunet’s growth continued with the opening of three new pharmacies.

•	We opened two new Adonis stores, one in Laval and the other in the Griffintown neighbourhood of Montréal, bringing the total number of stores to nine in Québec and two in Ontario.

•	We opened a new Première Moisson bakery in Québec City, the first in the region. Also, the Première Moisson brand product offering in Québec and Ontario Metro stores continued to expand.

•	We continued our normal course issuer bid program, buying back over eight million shares on the market over the fiscal year.

(1)	See table on “Net earnings adjustments” and section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

SELECTED ANNUAL INFORMATION

(Millions of dollars, unless otherwise indicated)	2016	2015	Change %	2014	Change %
Sales	12,787.9	12,223.8	4.6	11,590.4	5.5
Net earnings attributable to equity holders of the parent	571.5	506.1	12.9	447.1	13.2
Net earnings attributable to non-controlling interests	14.7	13.2	11.4	9.1	45.1
Net earnings	586.2	519.3	12.9	456.2	13.8
Basic net earnings per share	2.41	2.03	18.7	1.70	19.4
Fully diluted net earnings per share	2.39	2.01	18.9	1.69	18.9
Adjusted net earnings(1)	586.2	523.6	12.0	460.9	13.6
Adjusted fully diluted net earnings per share(1)	2.39	2.03	17.7	1.71	18.7
Return on equity (%)	21.9	19.4	—	16.6	—
Dividends per share (Dollars)	0.5367	0.4500	19.3	0.3833	17.4
Total assets	5,606.1	5,387.1	4.1	5,279.5	2.0
Current and non-current portions of debt	1,246.5	1,161.6	7.3	1,057.1	9.9

Corporation sales were $12,787.9 million in 2016, up 4.6% from 2015 sales. Sales for 2015 were $12,223.8 million, up 5.5% from $11,590.4 million in 2014. In 2016, same-store sales were up 3.7% while our aggregate food basket experienced inflation of 2.0%. In 2015, same-store sales were up 4.0% while our aggregate food basket experienced inflation of 3.3%. After slowing slightly in the first two quarters of 2014, our sales improved in the second half of the year. Through disciplined investing, we lowered our retail prices to protect our market share and have seen encouraging sales momentum across all our banners.

Net earnings for fiscal 2016 reached $586.2 million, up 12.9% from the previous fiscal year. Net earnings for fiscal 2015 were $519.3 million, up 13.8% from $456.2 million in fiscal 2014. Fully diluted net earnings per share were $2.39 in 2016, an increase of 18.9% from the previous year. Fully diluted net earnings per share for 2015 were $2.01 versus $1.69 in fiscal 2014, an increase of 18.9%.

We recorded non-recurring items for two of these three fiscal years. In 2015, we incurred after-tax Series A notes early redemption fees of $4.3 million. In 2014, we decided to consolidate our Québec produce and dairy distribution operations at our new distribution centre in Laval and close our decades-old Québec City produce warehouse. Non-recurring closure costs of $4.7 million after taxes were recorded as a result of this decision.

Excluding these non-recurring items, net earnings for 2016 were $586.2 million, up 12.0% from adjusted net earnings(1) of $ 523.6 million in 2015 which were up 13.6% versus $460.9 million in 2014. Fully diluted net earnings per share for 2016 were $2.39, up 17.7% from adjusted fully diluted net earnings per share(1) of $2.03 in 2015 which were up 18.7% versus $1.71 in 2014.

Return on equity totalled 21.9% in 2016, 19.4% in 2015 and 16.6% in 2014. Dividends per share were $0.5367 in 2016, $0.45 in 2015 and $0.3833 in 2014 representing $127.1 million, $111.9 million and $100.6 million respectively, or 24.3%, 24.3% and 21.8% of the previous fiscal years’ adjusted net earnings(1). Total assets were $5,606.1 million in 2016, $5,387.1 million in 2015 and $5,279.5 million in 2014. Debt was $1,246.5 million in 2016, $1,161.6 million in 2015 and $1,057.1 million in 2014.

(1)	See table on “Net earnings adjustments” and section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

OUTLOOK

Our results reinforce our strong belief that our customer-first strategy is the right one if it is well executed on a consistent basis. We expect(2) our industry to remain(2) intensely competitive in 2017. The first half of fiscal 2017 will bring(2) the added challenge of cycling through a high inflation period at the same time last year, which will put(2) some pressure on our sales growth. However, METRO has shown in the past that it can continue to grow profitably in this type of environment.

We plan(2) to invest some $350 million(2) in our network in 2017, mainly for new store openings, expansions and remodels. We will also add(2) online grocery shopping to our physical store network as part of our overall digital strategy intended to position METRO as the retailer providing the food experience best suited to consumers’ needs for the years to come. Last October we launched the first phase of our online grocery shopping service in the Montreal area beginning with 3 stores and we plan(2) to deploy this service to other geographic areas as demand increases.

(1)	See table on “Net earnings adjustments” and section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

OPERATING RESULTS

SALES

Sales for fiscal 2016 totalled $12,787.9 million compared to $12,223.8 million for fiscal 2015, an increase of 4.6%, and same-store sales were up 3.7%.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION AND ASSOCIATE’S EARNINGS

This earnings measurement excludes financial costs, taxes, early redemption fees, depreciation and amortization and associate’s earnings.

Operating income before depreciation and amortization and associate’s earnings for fiscal 2016 totalled $931.3 million or 7.3% of sales versus $857.8 million or 7.0% of sales for fiscal 2015.

Gross margin on sales for fiscal 2015 and 2016 was 19.7%. Operating expenses as a percentage of sales for 2016 was 12.4% versus 12.7% for 2015, leveraging our sales growth.

DEPRECIATION AND AMORTIZATION, NET FINANCIAL COSTS AND EARLY REDEMPTION FEES

Total depreciation and amortization expense for fiscal 2016 was $182.8 million versus $177.0 million for fiscal 2015.

For fiscal 2016, net financial costs totalled $ 61.4 million compared to $58.7 million in 2015. In addition, early redemption fees of $5.9 million of Series A Notes were incurred in the first quarter of 2015.

SHARE OF AN ASSOCIATE’S EARNINGS

Our share of earnings in Alimentation Couche-Tard was $91.1 million for fiscal 2016 versus $64.3 million in 2015.

INCOME TAXES

The income tax expense of $192.0 million for fiscal 2016 and $161.2 million for fiscal 2015 represented effective tax rates of 24.7% and 23.7% respectively.

NET EARNINGS

Net earnings for fiscal 2016 were $586.2 million, an increase of 12.9% over net earnings of $519.3 million for fiscal 2015. Fully diluted net earnings per share rose 18.9% to $2.39 from $2.01 last year.

ADJUSTED NET EARNINGS(1)

Excluding after-tax Series A Notes early redemption fees of $4.3 million in fiscal 2015, net earnings and fully diluted net earnings per share of 2016 were up 12.0% and 17.7% over adjusted net earnings(1) and adjusted fully diluted net earnings per share(1) of 2015.

Net earnings adjustments

	2016		2015		Change (%)
		Fully diluted		Fully diluted	Net	Fully
	(Millions	EPS	(Millions	EPS		diluted
	of dollars)	(Dollars)	of dollars)	(Dollars)	earnings	EPS
Net earnings	586.2	2.39	519.3	2.01	12.9	18.9
Early redemption fees after taxes	—	—	4.3	0.02

Adjusted net earnings(1)	586.2	2.39	523.6	2.03	12.0	17.7

(1)	See table on “Net earnings adjustments” and section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

QUARTERLY HIGHLIGHTS

(Millions of dollars, unless otherwise indicated)	2016	2015	Change (%)
Sales
Q1(3)	2,961.6	2,840.5	4.3
Q2(3)	2,882.0	2,707.1	6.5
Q3(4)	4,015.4	3,842.3	4.5
Q4(3)	2,928.9	2,833.9	3.4

Fiscal	12,787.9	12,223.8	4.6

Net earnings
Q1(3)	139.8	112.5	24.3
Q2(3)	124.9	111.6	11.9
Q3(4)	176.5	163.5	8.0
Q4(3)	145.0	131.7	10.1

Fiscal	586.2	519.3	12.9

Adjusted net earnings(1)
Q1(3)	139.8	116.8	19.7
Q2(3)	124.9	111.6	11.9
Q3(4)	176.5	163.5	8.0
Q4(3)	145.0	131.7	10.1

Fiscal	586.2	523.6	12.0

Fully diluted net earnings per share (Dollars)
Q1(3)	0.56	0.43	30.2
Q2(3)	0.51	0.43	18.6
Q3(4)	0.72	0.64	12.5
Q4(3)	0.60	0.52	15.4

Fiscal	2.39	2.01	18.9

Adjusted fully diluted net earnings per share(1) (Dollars)
Q1(3)	0.56	0.45	24.4
Q2(3)	0.51	0.43	18.6
Q3(4)	0.72	0.64	12.5
Q4(3)	0.60	0.52	15.4

Fiscal	2.39	2.03	17.7

(3)	12 weeks
(4)	16 weeks

Sales in the first quarter of 2016 reached $2,961.6 million, up 4.3% compared to $2,840.5 million in the first quarter of 2015. Same-store sales increased by 2.8% (3.8% in the same quarter of 2015). Our aggregate food basket inflation was 2.8%. The merchandising strategies of our different banners, combined with our continued investments in our retail stores, contributed to our sales growth in a very competitive market.

Sales in the second quarter of 2016 reached $2,882.0 million, up 6.5% compared to $2,707.1 million in the second quarter of 2015. Same-store sales increased by 5.0% (4.5% in the same quarter of 2015). Our aggregate food basket inflation was 3.0%. Our constant focus on customer expectations and major investments in our stores fueled our growth in a highly competitive market.

(1)	See table on “Net earnings adjustments” and section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

Sales in the third quarter of 2016 reached $4,015.4 million, up 4.5% compared to $3,842.3 million in the third quarter of 2015. Same-store sales increased by 3.9% (4.3% in the same quarter of 2015). Our aggregate food basket inflation declined from the previous two quarters to a level of 1.5%. Our multi-store formats, our efficient merchandising strategies and our in-store execution all contributed to our growth.

Sales in the fourth quarter of 2016 reached $2,928.9 million, up 3.4% compared to $2,833.9 million in the fourth quarter of 2015. Same-store sales increased by 2.8% (3.4% in the same quarter of 2015), while our food basket inflation was 0.7%. Our effective merchandising strategies combined with solid store execution contributed to our sales growth.

Net earnings for the first quarter of 2016 were $139.8 million, an increase of 24.3% over net earnings of $112.5 million for the same quarter of 2015. Fully diluted net earnings per share rose 30.2% to $0.56 from $0.43 for the first quarter of 2015. Excluding after-tax Series A Notes early redemption fees of $4.3 million in the first quarter of 2015, net earnings and fully diluted net earnings per share for the first quarter of 2016 were up 19.7% and 24.4% over adjusted net earnings(1) and adjusted fully diluted net earnings per share(1) for 2015.

Net earnings for the second quarter of 2016 were $124.9 million, an increase of 11.9% over net earnings of $111.6 million for the same quarter of 2015. Fully diluted net earnings per share rose 18.6% to $0.51 from $0.43 in 2015.

Net earnings for the third quarter of 2016 were $176.5 million, an increase of 8.0% over net earnings of $163.5 million for the same quarter of 2015. Fully diluted net earnings per share rose 12.5% to $0.72 from $0.64 in 2015.

Net earnings for the fourth quarter of 2016 were $145.0 million, an increase of 10.1% over net earnings of $131.7 million for the same quarter of 2015. Fully diluted net earnings per share rose 15.4% to $0.60 from $0.52 in 2015.

	2016					2015
(Millions of dollars)	Q1	Q2	Q3	Q4	Fiscal	Q1	Q2	Q3	Q4	Fiscal
Net earnings	139.8	124.9	176.5	145.0	586.2	112.5	111.6	163.5	131.7	519.3
Early redemption fees after taxes	—	—	—	—	—	4.3	—	—	—	4.3

Adjusted net earnings(1)	139.8	124.9	176.5	145.0	586.2	116.8	111.6	163.5	131.7	523.6

	2016					2015
Per share (Dollars)	Q1	Q2	Q3	Q4	Fiscal	Q1	Q2	Q3	Q4	Fiscal
Fully diluted net earnings	0.56	0.51	0.72	0.60	2.39	0.43	0.43	0.64	0.52	2.01
Early redemption fees after taxes	—	—	—	—	—	0.02	—	—	—	0.02

Adjusted fully diluted net earnings(1)	0.56	0.51	0.72	0.60	2.39	0.45	0.43	0.64	0.52	2.03

(1)	See table on “Net earnings adjustments” and section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

CASH POSITION

OPERATING ACTIVITIES

Operating activities generated cash flows of $707.4 million over fiscal 2016 compared to $678.3 million for the corresponding period of 2015. This increase is attributable to higher pre-tax earnings net of our share in an associate’s earnings, and the variance between the net change in non-cash working capital items in 2016 and that in 2015.

INVESTING ACTIVITIES

Over fiscal 2016, investing activities required $328.3 million versus $253.1 million in 2015. Higher fixed and intangible asset acquisitions of $54.8 million, as well as $35.0 million in business acquisition explain the increase.

During fiscal 2016, we and our retailers opened 8 new stores and carried out major expansions and renovations of 43 stores for a gross expansion of 428,300 square feet and a net increase of 135,100 square feet or 0.7% of our retail network.

FINANCING ACTIVITIES

Over fiscal 2016, we utilized $373.1 million in funds versus $439.7 million in 2015. This variation is attributable primarily to a $86.7 million lower redemption of shares in 2016.

FINANCIAL POSITION

We do not anticipate(2) any liquidity risk and consider our financial position at the end of the fiscal 2016 as very solid. We had an unused authorized revolving credit facility of $415.4 million. Our non-current debt corresponded to 31.4% of the combined total of non-current debt and equity (non-current debt/total capital).

At the end of fiscal 2016, the main elements of our non-current debt were as follows:

	Interest Rate	Maturity	Balance (Millions of dollars)
Revolving Credit Facility	Rates fluctuate with changes in bankers’ acceptance rates	November 3, 2021	184.6
Series C Notes	3.20% fixed rate	December 1, 2021	300.0
Series B Notes	5.97% fixed rate	October 15, 2035	400.0
Series D Notes	5.03% fixed rate	December 1, 2044	300.0

At the end of fiscal 2016, we had foreign exchange forward contracts and cross currency interest rate swaps to hedge against the effect of foreign exchange rate fluctuations on our future foreign-denominated purchases of goods and services and on our US borrowings.

Our main financial ratios were as follows:

	As at	As at
	September 24, 2016	September 26, 2015
Financial structure
Non-current debt (Millions of dollars)	1,231.0	1,145.1
Equity (Millions of dollars)	2,693.2	2,657.2
Non-current debt/total capital (%)	31.4	30.1

	Fiscal Year
	2016	2015
Results
Operating income before depreciation and amortization and associate’s earnings/Financial costs (Times)	15.2	14.6

(1)	See table on “Net earnings adjustments” and section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

CAPITAL STOCK

	Common Shares issued
(Thousands)	2016	2015
Balance – beginning of year	242,285	254,231
Share redemption	(8,477)	(12,676)
Stock options exercised	703	730

Balance – end of year	234,511	242,285

Balance as at November 25, 2016 and November 27, 2015	231,699	239,395

	Treasury shares
(Thousands)	2016	2015
Balance – beginning of year	743	761
Acquisition	165	200
Release	(243)	(218)

Balance – end of year	665	743

Balance as at November 25, 2016 and November 27, 2015	665	743

STOCK OPTIONS PLAN

	As at	As at	As at
	November 25, 2016	September 24, 2016	September 26, 2015
Stock options (Thousands)	3,461	3,483	3,838
Exercise prices (Dollars)	14.55 to 44.73	14.55 to 44.73	11.66 to 35.94
Weighted average exercise price (Dollars)	23.72	23.67	20.34

PERFORMANCE SHARE UNIT PLAN

	As at	As at	As at
	November 25, 2016	September 24, 2016	September 26, 2015
Performance share units (Thousands)	664	664	741

NORMAL COURSE ISSUER BID PROGRAM

Under the normal course issuer bid program covering the period between September 10, 2015 and September 9, 2016, the Corporation repurchased 9,842,328 Common Shares at an average price of $38.26 for a total of $376.6 million.

The Corporation decided to renew its normal course issuer bid program as an additional option for using excess funds in the Corporation’s best interest. The Board of Directors authorized the Corporation to repurchase, in the normal course of business, between September 12, 2016 and September 11, 2017, up to 12,000,000 of its Common Shares representing approximately 5.1% of its issued and outstanding shares at the close of the Toronto Stock Exchange on August 31, 2016. Repurchases are made through the stock exchange at market price and in accordance with its policies and regulations, and in any other manner allowed by the stock exchange and by any other securities regulatory agency, including private transactions. Between September 12, 2016 and November 25, 2016, the Corporation has repurchased 3,247,380 Common Shares at an average price of $41.83 for a total of $135.9 million.

(1)	See table on “Net earnings adjustments” and section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

DIVIDEND POLICY

For the 22nd consecutive year, the Corporation paid quarterly dividends to its shareholders. The annual dividend increased by 19.3%, to $0.5367 per share compared to $0.45 in 2015, for total dividends of $127.1 million in 2016 compared to $111.9 million in 2015. Dividends paid in 2016 represented 24.3% of adjusted net earnings(1) of 2015, in accordance with the payout target communicated to shareholders in January 2014.

SHARE TRADING

The value of METRO shares remained in the $35.61 to $48.19 range throughout fiscal 2016 ($24.27 to $38.10 in 2015). A total of 144.4 million shares traded on the TSX during this fiscal year (184.5 million in 2015). The closing price on Friday, September 23, 2016 was $44.09, compared to $35.73 at the end of fiscal 2015. Since fiscal year-end, the value of METRO shares has remained in the $38.60 to $43.99 range. The closing price on November 25, 2016 was $41.77. METRO shares have maintained sustained growth over the last 10 years, reflecting a performance superior to that of the S&P/TSX index and the Canadian Food Industry sector index.

COMPARATIVE SHARE PERFORMANCE (10 YEARS)*

(1)	See table on “Net earnings adjustments” and section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

SOURCES OF FINANCING

Our operating activities as well as increased debt generated in 2016 cash flows in the amount of $707.4 million and $79.7 million respectively. These major cash flows were used to finance our investing activities, including $348.6 million in business, fixed and intangible assets acquisition, to redeem shares for an amount of $331.3 million, to pay dividends of $127.1 million, and to carry out other investing and financing activities.

On December 1, 2014, the Corporation issued a private placement of $300.0 million aggregate principal amount of Series C unsecured senior notes, bearing interest at a fixed nominal rate of 3.20% and maturing December 1, 2021, and $300.0 million aggregate principal amount of Series D unsecured senior notes, bearing interest at a fixed nominal rate of 5.03% and maturing December 1, 2044. The Corporation decided to allocate the proceeds to repayment of existing debt and other general corporate purposes. On December 5, 2014, the Corporation paid off its $335,0 million unsecured renewable revolving credit facility which had a weighted average interest rate of 2.39%. The Corporation also redeemed, on December 31, 2014, its $200.0 million aggregate principal amount of Series A Notes, at a fixed nominal rate of 4.98%, maturing October 15, 2015. Early redemption fees of $5.9 million were recorded in 2015.

At 2016 fiscal year-end, our financial position mainly consisted of cash and cash equivalents in the amount of $27.5 million, a Revolving Credit Facility of $600.0 million maturing in 2021, $184.6 million of which were used, Series C Notes in the amount of $300.0 million maturing in 2021, Series B Notes in the amount of $400.0 million maturing in 2035 and Series D Notes in the amount of $300.0 million maturing in 2044.

We believe that cash flows from next year’s operating activities should be sufficient to finance the Corporation’s investing activities, including approximately $350 million(2) in fixed and intangible asset acquisitions.

CONTRACTUAL OBLIGATIONS

Payment commitments by fiscal year (capital and interest)

	Facility and		Finance lease	Service contract	Operating lease	Lease and sublease
(Millions of dollars)	loans	Notes	commitments	commitments	commitments	commitments(5)	Total
2017	16.7	48.6	5.9	73.3	182.5	44.4	371.4
2018	7.7	48.6	5.4	69.1	167.3	41.8	339.9
2019	6.6	48.6	4.5	60.0	146.4	39.7	305.8
2020	7.7	48.6	3.5	23.2	124.0	35.8	242.8
2021	5.2	48.6	2.1	—	106.1	32.4	194.4
2022 and thereafter	206.7	1,685.3	20.0	—	495.9	196.8	2,604.7

	250.6	1,928.3	41.4	225.6	1,222.2	390.9	4,059.0

(5)	The Corporation has lease commitments with varying terms through 2035, to lease premises which it sublets to clients, generally under the same conditions.

RELATED PARTY TRANSACTIONS

During fiscal 2016, we supplied supermarkets held by a member of the Board of Directors and paid fees to Dunnhumby Canada, a joint venture, for analysis of our customer sales data. These transactions were carried out in the normal course of business and recorded at exchange value. They are itemized in note 26 to the consolidated financial statements.

(1)	See table on “Net earnings adjustments” and section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

FOURTH QUARTER

(Millions of dollars, except for net earnings per share)	2016	2015	Change %
Sales	2,928.9	2,833.9	3.4
Operating income before depreciation and amortization and associate’s earnings	221.6	207.4	6.8
Net earnings	145.0	131.7	10.1
Fully diluted net earnings per share	0.60	0.52	15.4
Cash flows from:
Operating activities	224.0	248.0	—
Investing activities	(94.9)	(115.1)	—
Financing activities	(101.6)	(116.5)	—

SALES

Sales in the fourth quarter of 2016 reached $2,928.9 million, up 3.4% compared to $2,833.9 million in the fourth quarter of 2015. Same-store sales increased by 2.8% (3.4% in the same quarter last year), while our food basket inflation was 0.7%. Our effective merchandising strategies combined with solid store execution contributed to our sales growth.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION AND ASSOCIATE’S EARNINGS

Operating income before depreciation and amortization and associate’s earnings (Alimentation Couche-Tard) for the fourth quarter of 2016 totalled $221.6 million or 7.6% of sales versus $207.4 million or 7.3% of sales for the same quarter last year.

Gross margin on sales for the fourth quarter of 2016 was 19.8% compared to 20.0% for the corresponding quarter of 2015. Operating expenses as a percentage of sales for the fourth quarter was 12.2% versus 12.6% for the fourth quarter of 2015, leveraging our sales growth.

DEPRECIATION AND AMORTIZATION AND NET FINANCIAL COSTS

Total depreciation and amortization expense for the fourth quarter of 2016 was $43.9 million versus $42.9 million for the corresponding quarter of 2015.

Net financial costs for the fourth quarter of 2016 totalled $14.0 million compared to $13.4 for the same quarter last year.

SHARE OF AN ASSOCIATE’S EARNINGS

Our share of earnings in Alimentation Couche-Tard was $23.8 million for the fourth quarter of 2016 versus $21.4 million for the corresponding quarter of 2015.

INCOME TAXES

The 2016 fourth quarter income tax expense of $42.5 million represented an effective tax rate of 22.7% compared with the 2015 fourth quarter tax expense of $40.8 million for an effective tax rate of 23.7%.

NET EARNINGS

Net earnings for the fourth quarter of 2016 were $145.0 million, an increase of 10.1% over net earnings of $131.7 million for the fourth quarter of 2015. Fully diluted net earnings per share rose 15.4% to $0.60 from $0.52 last year.

(1)	See table on “Net earnings adjustments” and section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

CASH POSITION

Operating activities

Operating activities generated cash flows of $224.0 million in the fourth quarter of 2016 compared to $248.0 million for the corresponding quarter of 2015. The decrease is attributable to the variance between the net change in non-cash working capital items in 2016 and that in 2015.

Investing activities

Investing activities required outflows of $94.9 million in the fourth quarter versus $115.1 million for the corresponding quarter of 2015. This decrease is attributable to lower fixed and intangible asset acquisitions in 2016 than in 2015.

Financing activities

We utilized $101.6 million in funds in the fourth quarter of 2016 versus $116.5 million in the same quarter of 2015. This variance is attributable primarily to a lower redemption of shares, in the amount of $71.4 million, in 2016 compared to 2015 and to the smaller net debt increase of $49.9 million.

DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation adopted a risk management policy, approved by the Board of Directors in April 2010, setting forth guidelines relating to its use of derivative financial instruments. These guidelines prohibit the use of derivatives for speculative purposes. During fiscal 2016, the Corporation used derivative financial instruments as described in notes 2 and 28 to the consolidated financial statements.

NEW ACCOUNTING POLICIES

ADOPTED IN 2016

Presentation of financial statements

In fiscal 2016, the Corporation elected early adoption of the amendments to IAS 1 “Presentation of Financial Statements“. The amendments clarified materiality, order of notes to financial statements, disclosure of accounting policies as well as aggregation and disaggregation of items presented in the financial statements. In the consolidated statements of financial position, the Corporation has aggregated the various equity items.

ISSUED BUT NOT YET EFFECTIVE

Financial instruments

IFRS 9 “Financial Instruments” replaces IAS 39 “Financial Instruments: Recognition and Measurement” and includes the following significant changes:

•	a single approach to determine whether a financial asset is measured at amortized cost or fair value;

•	a new hedge accounting model to enable financial statement users to better understand an entity’s risk exposure and its risk management activities;

•	a new impairment model for financial assets based on expected credit losses.

IFRS 9 shall be applied to fiscal years beginning on or after January 1, 2018. Earlier application is permitted. The Corporation will assess, in due course, the impact of this new standard on its consolidated financial statements.

Revenue from contracts with customers

IFRS 15 “Revenue from Contracts with Customers” replaces IAS 18 “Revenue”, IAS 11 “Construction Contracts”, and related interpretations. Under IFRS 15, revenue is recognized when control of the goods or services is transferred to the customer rather than when the significant risks and rewards are transferred. The new standard also requires additional disclosures through notes to financial statements. IFRS 15 shall be applied to fiscal years beginning on or after January 1, 2018. Earlier application is permitted. The Corporation will assess, in due course, the impact of this new standard on its consolidated financial statements.

(1)	See table on “Net earnings adjustments” and section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

Leases

IFRS 16 “Leases” replaces IAS 17 “Leases” and related interpretations. Under IFRS 16, which provides a single model for leases abolishing the current distinction between finance leases and operating leases, most leases will be recognized in the statement of financial position. Certain exemptions will apply for short-term leases and leases of low-value assets. IFRS 16 shall be applied to fiscal years beginning on or after January 1, 2019. Earlier application is permitted under certain conditions. The Corporation will assess, in due course, the impact of this new standard on its consolidated financial statements.

FORWARD-LOOKING INFORMATION

We have used, throughout this annual report, different statements that could, within the context of regulations issued by the Canadian Securities Administrators, be construed as being forward-looking information. In general, any statement contained in this report that does not constitute a historical fact may be deemed a forward-looking statement. Expressions such as “expect”, “remain”, “bring”, “put”, “plan”, “add”, “anticipate”, “expect”, “estimate” and other similar expressions are generally indicative of forward-looking statements. The forward-looking statements contained in this report are based upon certain assumptions regarding the Canadian food industry, the general economy, our annual budget, as well as our 2017 action plan.

These forward-looking statements do not provide any guarantees as to the future performance of the Corporation and are subject to potential risks, known and unknown, as well as uncertainties that could cause the outcome to differ significantly. The arrival of a new competitor is an example of those described under the “Risk Management” section of this annual report that could have an impact on these statements. We believe these statements to be reasonable and relevant as at the date of publication of this report and represent our expectations. The Corporation does not intend to update any forward-looking statement contained herein, except as required by applicable law.

NON-IFRS MEASUREMENTS

In addition to the International Financial Reporting Standards (IFRS) earnings measurements provided, we have included certain non-IFRS earnings measurements. These measurements are presented for information purposes only. They do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measurements presented by other public companies.

ADJUSTED NET EARNINGS FROM CONTINUING OPERATIONS, ADJUSTED FULLY DILUTED NET EARNINGS PER SHARE FROM CONTINUING OPERATIONS, ADJUSTED NET EARNINGS AND ADJUSTED FULLY DILUTED NET EARNINGS PER SHARE

Adjusted net earnings from continuing operations, adjusted fully diluted net earnings per share from continuing operations, adjusted net earnings and adjusted fully diluted net earnings per share are earnings measurements that exclude non-recurring items. They are non-IFRS measurements. We believe that presenting earnings without non-recurring items leaves readers of financial statements better informed as to the current period and corresponding prior year’s period’s earnings, thus enabling them to better evaluate the Corporation’s performance and judge its future outlook.

CONTROLS AND PROCEDURES

The President and Chief Executive Officer, and the Executive Vice President, Chief Financial Officer and Treasurer of the Corporation, are responsible for the implementation and maintenance of disclosure controls and procedures (DC&P), and of the internal control over financial reporting (ICFR), as provided for in National Instrument 52-109 regarding the Certification of Disclosure in Issuers’ Annual and Interim Filings. They are assisted in this task by the Disclosure Committee, which is comprised of members of the Corporation’s senior management.

An evaluation was completed under their supervision in order to measure the effectiveness of DC&P and ICFR. Based on this evaluation, the President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer and Treasurer of the Corporation concluded that the DC&P and the ICFR were effective as at the end of the fiscal year ended September 24, 2016.

(1)	See table on “Net earnings adjustments” and section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

Therefore, the design of the DC&P provides reasonable assurance that material information relating to the Corporation is made known to it by others, particularly during the period in which the annual filings are being prepared, and that the information required to be disclosed by the Corporation in its annual filings, interim filings and other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Furthermore, the design of the ICFR provides reasonable assurance regarding the reliability of the Corporation’s financial reporting and the preparation of its financial statements for external purposes in accordance with IFRS.

SIGNIFICANT JUDGEMENTS AND ESTIMATES

Our Management’s Discussion and Analysis is based upon our annual consolidated financial statements, prepared in accordance with IFRS, and it is presented in Canadian dollars, our unit of measure. The preparation of the consolidated financial statements and other financial information contained in this Management’s Discussion and Analysis requires management to make judgements, estimates and assumptions that affect the recognition and valuation of assets, liabilities, sales, other income and expenses. These estimates and assumptions are based on historical experience and other factors deemed relevant and reasonable and are reviewed at every closing date. The use of different estimates could produce different amounts in the consolidated financial statements. Actual results may differ from these estimates.

JUDGEMENTS

In applying the Corporation’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Consolidation of structured entities

The Corporation has no voting rights in certain food stores. However, the franchise contract gives it the ability to control these stores’ main activities. Its decisions are not limited to protecting its trademarks. The Corporation retains the majority of stores’ profits and losses. For these reasons, the Corporation consolidates these food stores in its financial statements.

The Corporation has no voting rights in the trust created for performance share unit plan participants. However, under the trust agreement, it instructs the trustee as to the sale and purchase of Corporation shares and payments to beneficiaries, gives the trustee money to buy Corporation shares, assumes vesting variability, and ensures that the trust holds a sufficient number of shares to meet its obligations to the beneficiaries. For these reasons, the Corporation consolidates this trust in its financial statements.

The Corporation also has an agreement with a third party that operates a plant exclusively for the needs and according to the specifications of the Corporation, which assumes all costs. For these reasons, the Corporation consolidates it in the Corporation’s financial statements.

Investment in an associate

The Corporation holds less than 20% of the voting rights in an associate, but one of its representatives sits on the associate’s Board of Directors and is involved in financial and operating policy decisions. Management has concluded that the Corporation exercises significant influence over the associate; so the Corporation in its consolidated financial statements, accounts for its investment in the associate using the equity method.

ESTIMATES

The assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the value of assets and liabilities within the next period, are discussed below:

Impairment of assets

In testing for impairment of intangible assets with indefinite useful lives and goodwill, value in use and fair value less costs of disposal are estimated using the discounted future cash flows model, the capitalized excess earnings before financial costs and taxes (EBIT) and royalty-free licence methods. These methods are based on various assumptions, such as the future cash flows estimate, excess EBIT, royalty rates, discount rate, earnings multiples and growth rate. The key assumptions are disclosed in notes 13 and 14 to the annual consolidated financial statements.

(1)	See table on “Net earnings adjustments” and section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

Pension plans and other plans

Defined pension plans, ancillary retirements and other long-term benefits obligations and costs associated to these obligations are determined from actuarial calculations according to the projected credit unit method. These calculations are based on management’s best assumptions relating to salary escalation, retirement age of participants, inflation rate and expected health care costs. The key assumptions are disclosed in note 23 to the annual consolidated financial statements.

Non-controlling interests

The non-controlling interest-related liability is calculated in relation to the price to be paid by the Corporation for the non-controlling interest, which price is based mainly on the future earnings of Adonis, Phoenicia and Première Moisson as of the date the options will become exercisable. Given the uncertainty associated with the estimation of these future earnings, the Corporation used, at the end of the fiscal year, its most probable estimate and various other assumptions, including the discount rate, growth rate and capital investments. Additional information is presented in note 28 to the annual consolidated financial statements.

RISK MANAGEMENT

Management identifies the main risks to which the Corporation is exposed as well as the appropriate measures for proactively managing these risks, and presents both the risks and risk reduction measures to the Audit Committee and the Board of Directors on an ongoing basis. Internal Audit has the mandate to audit all business risks triennially. Hence, each segment is audited every three years to ensure that controls have been implemented to deal with the business risks related to its business area.

In the normal course of business, we are exposed to various risks, which are described below, that could have a material impact on our earnings, financial position and cash flows. In order to counteract the principal risk factors, we have implemented strategies specifically adapted to them.

FOOD SAFETY

We are exposed to potential liability and costs regarding defective products, food safety, product contamination and handling. Such liability may arise from product manufacturing, packaging and labelling, design, preparation, warehousing, distribution and presentation. Food products represent the greater part of our sales and we could be at risk in the event of a major outbreak of food-borne illness or an increase in public health concerns regarding certain food products.

To counter these risks, we apply very strict food safety procedures and controls throughout the whole distribution chain. Employees receive continuous training in this area from Metro’s L’École des professionnels. Our main meat distribution facilities are Hazard Analysis and Critical Control Point (HACCP) accredited, the industry’s highest international standard. Our systems also enable us to trace every meat product distributed from any of our main distribution centres to its consumer point of sale.

CRISIS MANAGEMENT

Events outside our control that could seriously affect our operations may arise. We have set up business recovery plans for all our operations. These plans provide for several disaster recovery sites, generators in case of power outages and back-up computers as powerful as the Corporation’s existing computers. A steering committee oversees and regularly reviews all our recovery plans. We have also developed a contingency plan in the event of a pandemic to minimize its impact.

COMPUTER SYSTEMS

We rely on various computer systems that are necessary to carry out our activities. The unavailability of our computer systems would have a major impact on the good execution of our operations. Moreover, unauthorized access to confidential information would have a negative impact on our customers and our activities.

During the course of the previous fiscal year, we asked a firm specializing in this area to perform an audit on the cyber security of our computer systems. No major element was identified following that audit. Despite that conclusion and in order to reduce those risks, a specialized firm is conducting intrusion tests on a regular basis. We have also strengthened the security of our systems to properly respond to new risks stemming from the e-commerce site that was put online on October 25, 2016. For the last several years, we have also implemented robust controls with respect to access.

(1)	See table on “Net earnings adjustments” and section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

LABOUR RELATIONS

The majority of our store and distribution centre employees is unionized. Collective bargaining may give rise to work stoppages or slowdowns that could hurt us. We negotiate agreements with different maturity dates, conditions that ensure our competitiveness and terms that promote a positive work environment in all our business segments. We have experienced some minor labour conflicts over the last few years but expect(2) to maintain good labour relations in the future.

OCCUPATIONAL HEALTH AND SAFETY

Workplace accidents may occur at any of our sites. To minimize this risk, we developed an accident prevention policy. Furthermore at all of our sites, we have workplace health and safety committees responsible for accident prevention.

CORPORATE RESPONSIBILITY

If our actions do not respect our environmental, social and economic responsibilities, we are exposed to criticism, claims, boycotts and even lawsuits, should we fail to comply with our legal obligations.

In order to go beyond its role of distributor and become an active player in sustainable development, the Corporation introduced in 2010 its Corporate Responsibility Roadmap. Closely linked to our business strategy, our approach is built on four pillars: Delighted Customers, Respect for the Environment, Strengthened Communities and Empowered Employees, all of which involve priorities. Since then, the Corporation has issued annual reports with status updates on the various projects, and in 2016, it unveiled its new 2016-2020 Corporate Responsibility Plan. The new plan seeks to ensure the consistency of our actions and the alignment of our business practices with our corporate responsibility commitments and objectives. For more information, visit metro.ca/responsibility.

REGULATIONS

Changes are regularly brought to accounting policies, laws, regulations, rules or policies impacting our operations. We monitor these changes closely.

MARKET AND COMPETITION

Intensifying competition, the possible arrival of new competitors and changing consumer needs are constant concerns for us.

To cope with competition and maintain our leadership position in the Québec and Ontario markets, we are on the alert for new ways of doing things and new sites. We have an ongoing investment program for all our stores to ensure that our retail network remains one of the most modern in Canada.

We have also developed a successful market segmentation strategy. Our grocery banners: the conventional Metro supermarkets, Super C and Food Basics discount banners, and Adonis ethnic food stores, target three different market segments. In fiscal 2014, we acquired Première Moisson, a company specialized in bakery, pastry, charcutery and other food offerings prepared on an artisanal basis and respectful of great traditions. In the pharmacy market, we have large, medium, and small pharmacies under the Brunet, Clini Plus, Metro Pharmacy, and Drug Basics banners.

With the metro&moi and Air Miles® loyalty programs in our Metro and Metro Plus supermarkets and our partner Dunnhumby Canada Limited, we are able to know the buying habits of loyal customers, offer them personalized promotions so as to increase their purchases at our stores.

PRICE OF FUEL, ENERGY AND UTILITIES

We are a big consumer of utilities, electricity, natural gas and fuel. Increases in the price of these items may affect us.

SUPPLIERS

Negative events could affect a supplier and lead to service breakdowns and store delivery delays. As a remedy for this situation, we deal with several suppliers. In the event of a supplier’s service breakdown, we can turn to another supplier reasonably quickly.

(1)	See table on “Net earnings adjustments” and section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”

FRANCHISEES AND AFFILIATES

Some of our franchisees and affiliates might breach prescribed clauses of franchise or affiliation contracts, such as purchasing policies and marketing plans. Non-compliance with such clauses may have an impact on us. A team of retail operations advisers ensures our operating standards’ consistent application in all of these stores.

FINANCIAL INSTRUMENTS

We make some foreign-denominated purchases of goods and services and we have, depending on market conditions, US borrowings on our revolving credit facility, exposing ourselves to exchange rate risks. According to our risk management policy, we may use derivative financial instruments, such as foreign exchange forward contracts and cross currency interest rate swaps. The policy’s guidelines prohibit us from using derivative financial instruments for speculative purposes, but they do not guarantee that we will not sustain losses as a result of our derivative financial instruments.

We hold receivables generated mainly from sales to customers. To guard against credit losses, we have adopted a credit policy that defines mandatory credit requirements to be maintained and guarantees to be provided. Affiliate customer assets guarantee the majority of our receivables.

We are also exposed to liquidity risk mainly through our non-current debt and creditors. We evaluate our cash position regularly and estimate(2) that cash flows generated by our operating activities are sufficient to provide for all outflows required by our financing activities.

Montréal, Canada, December 9, 2016

(1)	See table on “Net earnings adjustments” and section on “Non-IFRS measurements”
(2)	See section on “Forward-looking information”